UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 379TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON JULY 27, 2020

1.  DATE, TIME AND PLACE: July 27, 2020, at 6:30 p.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The member of the Company’s Board of Directors, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. The Board Member, Francisco Javier de Paz Mancho, was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by delegation of vote. The Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, and the Strategy and New Businesses Vice-President, Mr. Ricardo Guillermo Hobbs, were present, as well as the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting.

3.  PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4.  AGENDA AND DELIBERATION: Initially, the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, jointly with the Strategy and New Businesses Vice-President, Mr. Ricardo Guillermo Hobbs, presented the attending members of the Board of Directors with a proposal for the extension and revision of the binding offer for acquisition, by the Company, jointly with TIM S.A. (“TIM”) and Claro S.A. (“Claro” and, together with the Company and TIM, the “Bidders”), of the mobile business operated by Oi Móvel S.A. (“Oi Móvel” and “Acquisition”), and presentation of a new offer, to Bank of America Merrill Lynch, as financial advisor of Oi Group, pursuant to the terms of the material presented in the Meeting (“Revised Offer”). The Revised Offer additionally considers the possibility of signing long-term agreements with Oi Group for the use of infrastructure.

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 TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 379TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON JULY 27, 2020

The presentation of a Revised Offer restates the interest of the Company in the acquisition of Oi Group’s mobile business, as well as foment the continuity of the development of the mobile telephony in the Country, considering its broad experience in the telecommunication sector and wide knowledge of the Brazilian market.

As operator with reputable financial consistency, and with presence and record of intense long-term investments in Brazil, the Company is certain that the joint offer of the Bidders, if accepted and deemed winner, shall benefit its shareholders by means of growth acceleration and efficiency generation, its clients by means of an enhanced experience of use and quality of the services rendered, and the whole telecommunication sector by means of strengthen investment capacity, technological innovation and competitiveness and, therefore, promotes and is aligned with the regulation that aims to build and consolidate a strong and efficient mobile service in the country.

The Company considers that the offer also addresses Oi Group’s financial needs, as is widely known by the market in general so that it is able to implement its strategic plan and serve its creditors, pursuant to the Judicial Reorganization Plan.

In this regard, after examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously as described below:

4.1.       Approval of the execution and presentation of the Revised Offer and execution of all documents necessary for the Acquisition: The members of the Board of Directors unanimously approved the proposal presented by the Officers, therefore authorizing the Company to present the Revised Offer.

In this purpose, the Board of Directors authorized the Company’s Officers to execute the Revised Offer and all other documents necessary for its presentation, as well as for participation in the competitive process. In case the Revised Offer is accepted by Oi Móvel, the Officers are also authorized to perform the Acquisition and executed and negotiate the documents related thereto, including, but not limited to: (i) Share Purchase and Sale Agreement and Other Covenants; (ii) operational and services agreements, and (iii) any other document necessary to participate in the competitive process and perform the Acquisition.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 379TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON JULY 27, 2020

4.2.       Authorization for the Company’s Officers to perform all acts necessary for the effectiveness of the matters resolved upon on this Meeting: The members of the Board of Directors approved the Company’s Officers to take all measures necessary to conclude and make effective the matters resolved upon on this Meeting.

5.   CLOSING: Since there was no other business to be transacted, the meeting was closed by the Chairman of the Board of Directors, and these minutes were drawn-up. São Paulo, July 27, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members of the Board of Directors: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho (pp Eduardo Navarro de Carvalho); José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan and Narcís Serra Serra. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 379th Meeting of the Board of Directors of Telefônica Brasil S.A., held on July 27, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 27, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director